

First Quarter 2017
Earnings Release and Supplemental Information



ACC9 Data Center
Ashburn, VA

DuPont Fabros Technology, Inc.
401 9th Street, NW, Suite 600
Washington, D.C. 20004
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contacts:

Jeffrey H. Foster
Chief Financial Officer
jfoster@dft.com
(202) 478-2333

Steven Rubis
Vice President, Investor Relations
srubis@dft.com
(202) 478-2330



First Quarter 2017 Results

Table of Contents

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include NAREIT Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, NAREIT Funds From Operations per share and Normalized Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.



NEWS

DUPONT FABROS TECHNOLOGY, INC. REPORTS FIRST QUARTER 2017 RESULTS
New leases total 34.42 MW YTD
Double Digit Revenue, Earnings Per Share, Normalized FFO per share and AFFO growth

WASHINGTON, DC, - April 27, 2017 - DuPont Fabros Technology, Inc. (NYSE: DFT) announces results for the quarter ended March 31, 2017. All per share results are reported on a fully diluted basis.

Highlights

- As of April 27, 2017, our operating portfolio was 99% leased and commenced as measured by critical load (in megawatts, or "MW") and computer room square feet ("CRSF"), and 51% of the MW under development have been pre-leased.

- First Quarter 2017 Highlights:

    - Double digit growth rates versus prior year quarter:
        - Revenue: +12%
        - Earnings per share: +25%
        - Normalized Funds from Operations ("FFO") per share: +15%
        - Adjusted FFO ("AFFO"): +40%

    - Executed two leases totaling 5.62 MW and 34,636 CRSF with a weighted average lease term of 6.5 years. One of these leases, which totals 4.2 MW and 25,686 CRSF, was disclosed in our fourth quarter 2016 earnings release.

    - Executed one lease amendment for the remaining 4,307 CRSF in ACC7 with a term of 9.7 years.

- Second Quarter 2017 Highlights to date:

    - Executed three pre-leases totaling 28.80 MW and 161,822 CRSF in our ACC9 and CH3 data centers, with a weighted average lease term of 8.5 years.

    - Commenced development of ACC10 Phase I in Ashburn, Virginia, comprising 15.00 MW and 90,000 CRSF, with expected delivery in the second quarter of 2018.

    - Commenced development of CH3 Phase II, comprising 12.80 MW and 89,000 CRSF, with expected delivery in the second quarter of 2018.

Chris Eldredge, President and CEO commented, "DFT is extremely honored that our top customers continue to value and expand their relationship with us, evidenced by the record-setting volume of leases signed year to date. Given the level of inventory absorbed by our customers and continued demand for high-quality data center space, we are expanding development offerings in our Ashburn, Virginia and metro Chicago markets."

First Quarter 2017 Results

For the quarter ended March 31, 2017, earnings were $0.45 per share compared to $0.36 per share in the first quarter of 2016. Earnings increased $0.09 per share, or 25%, year over year, which was primarily due to new leases that commenced in 2016 and the first quarter of 2017 and lower preferred stock dividends, partially offset by the impact of the issuance of common stock that occurred late in the first quarter of 2016. For the quarter-ended March 31, 2017, revenues were $139.5 million, an increase of 12%, or $15.3 million, over the first quarter of 2016. The increase in revenues was primarily due to new leases commencing.

For the quarter ended March 31, 2017, NAREIT FFO was $0.76 per share compared to $0.67 per share for the prior year quarter. NAREIT FFO for the first quarter of 2017 included $0.01 per share of severance and equity acceleration related to the departure of our Chief Revenue Officer. The increase of $0.09 per share of NAREIT FFO is due to the items discussed below, partially offset by the severance and equity acceleration.

Normalized FFO for the quarter ended March 31, 2017 was $0.77 per share compared to $0.67 per share for the first quarter of 2016. Normalized FFO increased $0.10 per share, or 15%, from the prior year quarter primarily due to the following:

- Increased operating income, excluding depreciation of $0.11 per share, primarily due to new leases commencing and

- Lower preferred stock dividends of $0.04 per share due to fewer preferred shares outstanding and a lower dividend rate, partially offset by

- $0.05 per share from the issuance of common equity in the first quarter of 2016.

Portfolio Update

During the first quarter 2017, we:

- Executed two leases totaling 5.62 MW and 34,636 CRSF:

    - One lease was at ACC7 Phase IV for 4.20 MW and 25,686 CRSF. This lease was disclosed in our February 23, 2017 earnings release and resulted in ACC7 being 100% leased and commenced on a critical load basis.

    - One lease was at CH2 Phase II for 1.42 MW and 8,950 CRSF. This lease commenced in the first quarter and resulted in CH2 being 100% leased and commenced.

- Executed one lease amendment for the remaining 4,307 CRSF in ACC7 which commenced in the first quarter.

During the second quarter 2017 to date, we:

- Executed three pre-leases totaling 28.80 MW and 161,822 CRSF:

    - One pre-lease was for the entire CH3 Phase I, comprising 14.40 MW and 71,506 CRSF. This lease is expected to commence in the first quarter of 2018 when CH3 Phase I is placed into service. CH3 Phase I is now 100% pre-leased both on critical load and CRSF. Based on this lease and our current estimate of CH3 developments costs, we forecast that the unlevered GAAP return on investment for CH3 will be between 11% and 12%.

    - One pre-lease was for 7.20 MW and 45,158 CRSF in ACC9 Phase I. This lease will commence on May 1, 2017 as ACC9 Phase I is now in service. ACC9 Phase I is 70% leased on critical load and CRSF.

    - One pre-lease was for 7.20 MW and 45,158 CRSF in ACC9 Phase II. This lease is expected to commence in the third quarter of 2017 when ACC9 Phase II is placed into service. ACC9 Phase II is now 50% pre-leased on both critical load and CRSF. Based on the pre-leases signed to date at

ACC9 and our current estimate of ACC9 developments costs, we forecast that the unlevered GAAP return on investment of ACC9 will be between 11% and 12%.

Year to date, we:

- Executed six new leases, lease amendments and pre-leases, with a weighted average lease term of 8.1 years, totaling 34.42 MW and 200,765 CRSF, which are expected to generate approximately $36.7 million of annualized GAAP base rent revenue, which is equivalent to a GAAP rate of $89 per kW per month. These leases are expected to generate approximately $46.4 million of GAAP annualized revenue, which includes estimated amounts of operating expense recoveries, net of recovery of metered power, which results in a GAAP rate of $112 per kW per month.

- Commenced three leases totaling 5.62 MW and 38,943 CRSF.

Development Update

We have commenced development of ACC10 Phase I in Ashburn, Virginia comprising 15.00 MW and 90,000 CRSF with expected delivery in the second quarter of 2018. We have also commenced development of CH3 Phase II comprising 12.80 MW and 89,000 CRSF with expected delivery in the second quarter of 2018.

Below is a summary of our projects currently under development:

Data Center Phase	Critical Load Capacity (MW)	Anticipated Placed in Service Date	Percentage Pre-Leased CRSF / Critical Load
ACC9 Phase I	14.4	Q2 2017	70% / 70%
ACC9 Phase II	14.4	Q3 2017	50% / 50%
ACC10 Phase I	15.0	Q2 2018	—
SC1 Phase III	16.0	Q3 2017	100% / 100%
TOR1 Phase IA	6.0	Q4 2017	—
CH3 Phase I	14.4	Q1 2018	100% / 100%
CH3 Phase II	12.8	Q2 2018	—
	93.0		

Balance Sheet and Liquidity

As of April 27, 2017, we had $264.1 million in borrowings under our revolving credit facility, leaving $485.9 million available for additional borrowings.

In February 2017, we announced the establishment of an "at-the-market" equity issuance program, or ATM program, through which we may issue and sell up to an aggregate of $200 million of shares of our common stock. As of March 31, 2017, no shares of common stock have been issued under this program.

The Board approved a common stock repurchase program of $100 million for 2017. As of March 31, 2017, no shares of common stock have been repurchased under this program.

Dividend

Our first quarter 2017 dividend of $0.50 per share was paid on April 17, 2017 to shareholders of record as of April 3, 2017. The anticipated 2017 annualized dividend of $2.00 per share represents an estimated AFFO payout ratio of 63% and a yield of approximately 4.0% based on our current stock price.

Second Quarter and Full Year 2017 Guidance

GAAP earnings per share guidance for 2017 is now $1.75 to $1.87 per share compared to prior guidance of $1.75 to $1.95 per share.

Revised Normalized Funds From Operations ("FFO") guidance is $3.01 to $3.13 per share compared to our prior guidance of $3.00 to $3.20 per share. The low end of the range assumes no revenue from speculative leases that commence in 2017 and the high end assumes $0.10 per share of revenue from speculative leases.

The revised midpoint of the company's 2017 Normalized FFO guidance range is $3.07 per share which is $0.03 per share lower than prior guidance. This is due to the following:

- $0.10 per share from an assumed equity offering to fund CH3 Phase II and ACC10 Phase I, partially offset by

- Increased operating income, excluding depreciation, from the leases and pre-leases executed since the February 23, 2017 earnings release of $0.04 per share and

- Decreased interest expense of $0.03 per share from lower debt outstanding due to the assumed equity offering and higher capitalized interest related to the CH3 Phase II and ACC10 Phase I developments.

The high end of the 2017 Normalized FFO guidance range is $0.07 per share lower than prior guidance. This is due to the following items which were not assumed as a part of the initial 2017 guidance:

- $0.10 per share from an assumed equity offering to fund CH3 Phase II and ACC10 Phase I, partially offset by

- Decreased interest expense of $0.03 per share from lower debt outstanding and higher capitalized interest related to the CH3 Phase II and ACC10 Phase I developments.

The Normalized FFO guidance range for the second quarter of 2017 is $0.76 to $0.78 per share. The midpoint of $0.77 per share is equal to first quarter's Normalized FFO per share.

The assumptions underlying our guidance can be found on the last page of this earnings release.

First Quarter 2017 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, April 27, 2017 at 11:00 a.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-844-420-8189 (domestic) or 1-478-219-0833 (international) and entering the conference ID #3450807. A replay will be available for seven days by dialing 1-855-859-2056 (domestic) or 1-404-537-3406 (international) and entering the conference ID #3450807. The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 11 data centers are located in three major U.S. markets, which total 3.3 million gross square feet and 287 megawatts of available critical load to power the servers and computing equipment of its customers. The Company is in the process of expanding into two new markets. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and second quarter 2017 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases, failure to negotiate leases on terms that will enable us to achieve our expected returns and declines in rental rates at new and existing facilities, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with the acquisition of development sites, construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for future periods and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2016 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2017	**2016**
Revenues:		
Base rent	$ 91,268	$ 82,533
Recoveries from tenants	45,295	38,694
Other revenues	2,921	2,922
Total revenues	139,484	124,149
Expenses:		
Property operating costs	40,191	35,955
Real estate taxes and insurance	5,010	5,316
Depreciation and amortization	28,207	25,843
General and administrative	6,812	5,575
Other expenses	2,705	2,349
Total expenses	82,925	75,038
Operating income	56,559	49,111
Interest:		
Expense incurred	(11,459)	(11,569)
Amortization of deferred financing costs	(825)	(845)
Net income	44,275	36,697
Net income attributable to redeemable noncontrolling interests – operating partnership	(5,712)	(5,478)
Net income attributable to controlling interests	38,563	31,219
Preferred stock dividends	(3,333)	(6,811)
Net income attributable to common shares	$ 35,230	$ 24,408
Earnings per share – basic:		
Net income attributable to common shares	$ 0.46	$ 0.36
Weighted average common shares outstanding	76,670,425	66,992,995
Earnings per share – diluted:		
Net income attributable to common shares	$ 0.45	$ 0.36
Weighted average common shares outstanding	77,651,406	67,846,115
Dividends declared per common share	$ 0.50	$ 0.47

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO NAREIT FFO, NORMALIZED FFO AND AFFO [(1)]
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2017	**2016**
Net income	$ 44,275	$ 36,697
Depreciation and amortization	28,207	25,843
Less: Non-real estate depreciation and amortization	(204)	(194)
NAREIT FFO	72,278	62,346
Preferred stock dividends	(3,333)	(6,811)
NAREIT FFO attributable to common shares and common units	68,945	55,535
Severance expense and equity acceleration	532	—
Normalized FFO attributable to common shares and common units	69,477	55,535
Straight-line revenues, net of reserve	1,718	(1,737)
Amortization and write-off of lease contracts above and below market value	(271)	(116)
Compensation paid with Company common shares	2,372	1,769
Non-real estate depreciation and amortization	204	194
Amortization of deferred financing costs	825	845
Improvements to real estate	(186)	(2,099)
Capitalized leasing commissions	(276)	(1,611)
AFFO attributable to common shares and common units	$ 73,863	$ 52,780
NAREIT FFO attributable to common shares and common units per share – diluted	$ 0.76	$ 0.67
Normalized FFO attributable to common shares and common units per share – diluted	$ 0.77	$ 0.67
Weighted average common shares and common units outstanding – diluted	90,311,511	83,094,266

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate-related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt, gain or loss on derivative instruments and write-offs of original issuance costs for redeemed preferred shares. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization and write-offs net of above market lease amortization and write-offs, non-real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	March 31, 2017	December 31, 2016
	(unaudited)	
ASSETS		
Income producing property:		
Land	$ 103,304	$ 105,890
Buildings and improvements	3,019,725	3,018,361
	3,123,029	3,124,251
Less: accumulated depreciation	(689,099)	(662,183)
Net income producing property	2,433,930	2,462,068
Construction in progress and property held for development	493,442	330,983
Net real estate	2,927,372	2,793,051
Cash and cash equivalents	44,980	38,624
Rents and other receivables, net	9,504	11,533
Deferred rent, net	121,340	123,058
Deferred costs, net	24,560	25,776
Prepaid expenses and other assets	50,256	46,422
Total assets	$ 3,178,012	$ 3,038,464
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ 197,819	$ 50,926
Mortgage notes payable, net of deferred financing costs	109,592	110,733
Unsecured term loan, net of deferred financing costs	249,089	249,036
Unsecured notes payable, net of discount and deferred financing costs	837,895	837,323
Accounts payable and accrued liabilities	29,647	36,909
Construction costs payable	75,884	56,428
Accrued interest payable	6,273	11,592
Dividend and distribution payable	46,426	46,352
Prepaid rents and other liabilities	72,449	81,062
Total liabilities	1,625,074	1,480,361
Redeemable noncontrolling interests – operating partnership	579,329	591,101
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series C cumulative redeemable perpetual preferred stock, 8,050,000 shares issued and outstanding at March 31, 2017 and December 31, 2016	201,250	201,250
Common stock, $.001 par value, 250,000,000 shares authorized, 77,836,170 shares issued and outstanding at March 31, 2017 and 75,914,763 shares issued and outstanding at December 31, 2016	78	76
Additional paid in capital	773,321	766,732
Retained earnings	—	—
Accumulated other comprehensive loss	(1,040)	(1,056)
Total stockholders' equity	973,609	967,002
Total liabilities and stockholders' equity	$ 3,178,012	$ 3,038,464

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and in thousands)

	Three months ended March 31,	
	2017	**2016**
Cash flow from operating activities		
Net income	$ 44,275	$ 36,697
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	28,207	25,843
Straight-line revenues, net of reserve	1,718	(1,737)
Amortization of deferred financing costs	825	845
Amortization and write-off of lease contracts above and below market value	(271)	(116)
Compensation paid with Company common shares	2,536	1,769
Changes in operating assets and liabilities		
Rents and other receivables	2,029	(97)
Deferred costs	(276)	(1,611)
Prepaid expenses and other assets	(3,907)	61
Accounts payable and accrued liabilities	(7,274)	(4,599)
Accrued interest payable	(5,319)	(5,309)
Prepaid rents and other liabilities	(7,931)	(407)
Net cash provided by operating activities	54,612	51,339
Cash flow from investing activities		
Investments in real estate – development	(137,223)	(52,302)
Acquisition of real estate – related party	—	(20,168)
Interest capitalized for real estate under development	(4,051)	(3,183)
Improvements to real estate	(186)	(2,099)
Additions to non-real estate property	(68)	(123)
Net cash used in investing activities	(141,528)	(77,875)
Cash flow from financing activities		
Line of credit:		
Proceeds	146,549	60,000
Repayments	—	(60,000)
Mortgage notes payable:		
Repayments	(1,250)	—
Payments of financing costs	(34)	—
Issuance of common stock, net of offering costs	—	275,797
Equity compensation (payments) proceeds	(3,975)	7,007
Dividends and distributions:		
Common shares	(37,939)	(31,070)
Preferred shares	(3,333)	(6,811)
Redeemable noncontrolling interests – operating partnership	(6,746)	(7,084)
Net cash provided by financing activities	93,272	237,839
Net increase in cash and cash equivalents	6,356	211,303
Cash and cash equivalents, beginning of period	38,624	31,230
Cash and cash equivalents, ending of period	$ 44,980	$ 242,533
Supplemental information:		
Cash paid for interest, net of amounts capitalized	$ 16,778	$ 16,880
Deferred financing costs capitalized for real estate under development	$ 302	$ 217
Construction costs payable capitalized for real estate under development	$ 75,884	$ 21,247
Redemption of operating partnership units	$ 77,894	$ 6,101
Adjustments to redeemable noncontrolling interests – operating partnership	$ 66,249	$ 131,582

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of April 1, 2017

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2	Ashburn, VA	2001/2005	87,000	53,000	100%	100%	10.4	100%	100%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	97%	97%
ACC5	Ashburn, VA	2009-2010	360,000	176,000	99%	99%	36.4	100%	100%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
ACC7	Ashburn, VA	2014-2016	446,000	238,000	100%	100%	41.6	100%	100%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
CH2	Elk Grove Village, IL	2015-2016	328,000	158,000	100%	100%	26.8	100%	100%
SC1 Phases I-II	Santa Clara, CA	2011-2015	360,000	173,000	100%	100%	36.6	100%	100%
VA3	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Total Operating Properties			3,308,000	1,648,000	99%	99%	287.1	99%	99%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.

(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.

(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of April 1, 2017 represent $383 million of base rent on a GAAP basis and $389 million of base rent on a cash basis over the next twelve months. Both amounts include $19 million of revenue from management fees over the next twelve months.

(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under GAAP.

(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (One MW is equal to 1,000 kW).

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of April 1, 2017

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2017. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
2017 (4)	3	19	1.2%	3,846	1.3%	1.5%
2018	20	177	10.8%	33,448	11.7%	12.3%
2019	26	330	20.2%	57,404	20.1%	21.6%
2020	15	182	11.1%	31,754	11.1%	11.4%
2021	17	293	17.9%	51,514	18.1%	17.5%
2022	10	140	8.6%	24,509	8.6%	8.7%
2023	8	92	5.6%	13,305	4.7%	4.2%
2024	9	138	8.4%	23,479	8.2%	7.9%
2025	4	47	2.9%	7,750	2.7%	3.4%
2026	7	55	3.4%	10,134	3.6%	4.0%
After 2026	8	164	9.9%	28,244	9.9%	7.5%
Total	127	1,637	100%	285,387	100%	100%

(1) Represents 32 customers with 127 lease expiration dates. One additional customer has executed a pre-lease at ACC9 and will be our 33rd customer.
(2) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3) Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2017.
(4) A customer at ACC4 whose lease expires on July 31, 2017 has informed us that it does not intend to renew this lease. This lease is for 1.14 MW and 5,400 CRSF. Additionally, a customer at ACC6, whose lease expires on August 31, 2017, has informed us that it does not intend to renew this lease. This lease is for 0.54 MW and 2,523 CRSF. These leases total 0.9% of Annualized Base Rent. We are marketing these computer rooms for re-lease.

DUPONT FABROS TECHNOLOGY, INC.

Leasing Statistics - New Leases

Period	Number of Leases	Total CRSF Leased (1)	Total MW Leased (1)
Q1 2017	3	38,943	5.62
Q4 2016	1	18,000	2.88
Q3 2016	2	16,319	2.42
Q2 2016	4	72,657	12.52
Trailing Twelve Months	10	145,919	23.44
Q1 2016	7	160,686	33.11

Leasing Statistics - Renewals

Period	Number of Renewals	Total CRSF Renewed (1)	Total MW Renewed (1)	GAAP Rent change (2)	Cash Rent Change (2)
Q1 2017	—	—	—	—%	—%
Q4 2016	1	13,696	1.30	5.8%	4.0%
Q3 2016	2	16,400	3.41	1.2%	3.0%
Q2 2016	4	21,526	2.72	3.5%	2.9%
Trailing Twelve Months	7	51,622	7.43		
Q1 2016	1	2,517	0.54	14.9%	3.0%

(1) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.

(2) GAAP rent change compares the change in annualized base rent before and after the renewal. Cash rent change compares cash base rent at renewal execution to cash base rent at the start of the renewal period.

Booked Not Billed
($ in thousands)

The following table outlines the incremental and annualized revenue excluding direct electric from leases that have been executed but have not been billed as of March 31, 2017.

	2017	2018	Total
Incremental Revenue	$ 12,671	$ —	
Annualized Revenue	$ 28,100	$ —	$ 28,100

The table above excludes the three pre-leases that were executed in April 2017 totaling 28.80 MW and 161,822 CRSF in our ACC9 and CH3 data centers. Including these pre-leases and the leases included in the table above, incremental revenue in 2017 and 2018 totals $19.7 million and $19.4 million, respectively, and annualized revenue in 2017 and 2018 totals $46.5 million and $20.2 million, respectively, for a total of $66.7 million.

Top 15 Customers
As of April 1, 2017

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of April 1, 2017:

	Customer	Number of Buildings	Number of Markets	Average Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	9	3	6.5	24.9%
2	Facebook	4	1	3.9	21.0%
3	Fortune 25 Investment Grade-Rated Company	3	3	3.7	10.9%
4	Rackspace	3	2	8.3	8.8%
5	Fortune 500 leading Software as a Service (SaaS) Provider, Not Rated	4	2	6.2	8.4%
6	Yahoo! (2)	1	1	1.1	5.9%
7	Server Central	1	1	4.4	2.4%
8	Fortune 50 Investment Grade-Rated Company	2	1	3.6	1.9%
9	Dropbox	1	1	1.8	1.6%
10	IAC	1	1	2.1	1.5%
11	Symantec	2	1	2.2	1.3%
12	GoDaddy	1	1	9.5	1.1%
13	Anexio	3	1	6.8	1.0%
14	UBS	1	1	8.3	1.0%
15	Sanofi Aventis	2	1	4.3	0.9%
Total					92.6%

(1) Annualized base rent represents monthly contractual base rent for commenced leases (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2017.

(2) Comprised of a lease at ACC4 that has been fully subleased to another DFT customer.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties

	Three Months Ended				
	31-Mar-17	31-Mar-16	% Change	31-Dec-16	% Change
Revenue:					
Base rent	$ 91,268	$ 79,569	14.7%	$ 90,513	0.8 %
Recoveries from tenants	45,295	36,671	23.5%	44,904	0.9 %
Other revenues	632	437	44.6%	725	(12.8)%
Total revenues	137,195	116,677	17.6%	136,142	0.8 %
Expenses:					
Property operating costs	40,191	33,625	19.5%	40,963	(1.9)%
Real estate taxes and insurance	4,985	4,225	18.0%	4,029	23.7 %
Other expenses	58	114	N/M	52	11.5 %
Total expenses	45,234	37,964	19.1%	45,044	0.4 %
Net operating income (1)	**91,961**	**78,713**	**16.8%**	**91,098**	**0.9 %**
Straight-line revenues, net of reserve	1,718	(1,964)	N/M	1,081	N/M
Amortization and write-off of lease contracts above and below market value	(271)	(116)	N/M	(91)	N/M
Cash net operating income (1)	**$ 93,408**	**$ 76,633**	**21.9%**	**$ 92,088**	**1.4 %**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2016. NJ1 is excluded as it was sold in June 2016.

Same Store, Same Capital Properties

	Three Months Ended				
	31-Mar-17	31-Mar-16	% Change	31-Dec-16	% Change
Revenue:					
Base rent	$ 70,875	$ 70,657	0.3%	$ 70,979	(0.1)%
Recoveries from tenants	38,557	34,611	11.4%	39,051	(1.3)%
Other revenues	471	392	20.2%	466	1.1 %
Total revenues	109,903	105,660	4.0%	110,496	(0.5)%
Expenses:					
Property operating costs	34,099	31,275	9.0%	35,311	(3.4)%
Real estate taxes and insurance	4,127	3,889	6.1%	3,440	20.0 %
Other expenses	20	107	N/M	17	17.6 %
Total expenses	38,246	35,271	8.4%	38,768	(1.3)%
Net operating income (1)	**71,657**	**70,389**	**1.8%**	**71,728**	**(0.1)%**
Straight-line revenues, net of reserve	4,015	870	N/M	3,858	4.1 %
Amortization and write-off of lease contracts above and below market value	(271)	(116)	N/M	(91)	N/M
Cash net operating income (1)	**$ 75,401**	**$ 71,143**	**6.0%**	**$ 75,495**	**(0.1)%**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2016 and have less than 10% of additional critical load developed after January 1, 2016. Excludes ACC7 and CH2. NJ1 is also excluded as it was sold in June 2016.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

DUPONT FABROS TECHNOLOGY, INC.

Same Store Analysis - Reconciliations of Operating Income
to Net Operating Income and Cash Net Operating Income [1]
($ in thousands)

Reconciliation of Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-17	31-Mar-16	% Change	31-Dec-16	% Change
Operating income	$ 56,559	$ 49,111	15.2 %	$ 56,386	0.3 %
Add-back: non-same store operating loss	7,239	4,681	54.6 %	6,633	9.1 %
Same Store:					
Operating income	63,798	53,792	18.6 %	63,019	1.2 %
Depreciation and amortization	28,163	24,921	13.0 %	28,079	0.3 %
Net operating income	**91,961**	**78,713**	**16.8%**	**91,098**	**0.9 %**
Straight-line revenues, net of reserve	1,718	(1,964)	N/M	1,081	N/M
Amortization and write-off of lease contracts above and below market value	(271)	(116)	N/M	(91)	N/M
Cash net operating income	**$ 93,408**	**$ 76,633**	**21.9%**	**$ 92,088**	**1.4 %**

Reconciliation of Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-17	31-Mar-16	% Change	31-Dec-16	% Change
Operating income	$ 56,559	$ 49,111	15.2 %	$ 56,386	0.3 %
Less: non-same store, same capital operating income	(7,629)	(1,400)	N/M	(7,354)	3.7 %
Same Store, Same Capital:					
Operating income	48,930	47,711	2.6 %	49,032	(0.2)%
Depreciation and amortization	22,727	22,678	0.2 %	22,696	0.1 %
Net operating income	**71,657**	**70,389**	**1.8%**	**71,728**	**(0.1)%**
Straight-line revenues, net of reserve	4,015	870	N/M	3,858	4.1 %
Amortization and write-off of lease contracts above and below market value	(271)	(116)	N/M	(91)	N/M
Cash net operating income	**$ 75,401**	**$ 71,143**	**6.0%**	**$ 75,495**	**(0.1)%**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight-line revenues, net of reserve and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of March 31, 2017
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
ACC9 Phase I (6)	Ashburn, VA	163,000	90,000	14.4	$126,000 - $130,000	$ 114,618	20%	20%
ACC9 Phase II (7)	Ashburn, VA	163,000	90,000	14.4	126,000 - 130,000	95,825	—%	—%
CH3 Phase I (8)	Elk Grove Village, IL	153,000	71,000	14.4	136,000 - 142,000	31,926	—%	—%
SC1 Phase III	Santa Clara, CA	111,000	64,000	16.0	163,000 - 167,000	113,132	100%	100%
TOR1 Phase IA	Vaughan, ON	112,000	35,000	6.0	58,000 - 64,000	12,227	—%	—%
		702,000	350,000	65.2	609,000 - 633,000	367,728		
Current Development Project - Shell Only								
ACC10 (9)	Ashburn, VA	289,000	163,000	27.0	64,000 - 70,000	14,214		
		289,000	163,000	27.0	64,000 - 70,000	14,214		
Future Development Projects/Phases								
CH3 Phase II (10)	Elk Grove Village, IL	152,000	89,000	12.8	70,000 - 74,000	31,687		
TOR1 Phase IB/C	Vaughan, ON	225,000	78,000	12.0	82,000 - 90,000	24,455		
TOR1 Phase II	Vaughan, ON	374,000	113,000	16.5	32,074	32,074		
		751,000	280,000	41.3	184,074 - 196,074	88,216		
Land Held for Development (11)								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,252		
ACC11	Ashburn, VA	150,000	80,000	16.0		4,805		
OR1	Hillsboro, OR	765,000	329,000	48.0		7,471		
OR2	Hillsboro, OR	765,000	329,000	48.0		6,756		
		1,780,000	788,000	122.4		23,284		
Total		3,522,000	1,581,000	255.9		$ 493,442		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (1 MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(5) Amount capitalized as of March 31, 2017. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(6) As of April 27, 2017, ACC9 Phase I was 70% pre-leased based on CRSF and critical load.

(7) As of April 27, 2017, ACC9 Phase II was 50% pre-leased based on CRSF and critical load.

(8) As of April 27, 2017, CH3 Phase I was 100% pre-leased based on CRSF and critical load.

(9) In April 2017, we commenced development of ACC10 Phase I, comprising 15.0 MW of critical load.

(10) In April 2017, we commenced development of CH3 Phase II.

(11) Amounts listed for gross building area, CRSF and critical load are current estimates.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of March 31, 2017
($ in thousands)

| | March 31, 2017 | | | |
	Amounts (1)	% of Total	Rates	Maturities (years)
Secured	$ 110,000	8%	2.5%	1.0
Unsecured	1,297,819	92%	4.7%	4.7
Total	$ 1,407,819	100%	4.5%	4.4
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	42%	5.9%	4.5
Unsecured Notes due 2023 (2)	250,000	18%	5.6%	6.2
Fixed Rate Debt	850,000	60%	5.8%	5.0
Floating Rate Debt:				
Unsecured Credit Facility	197,819	14%	2.5%	3.3
Unsecured Term Loan	250,000	18%	2.5%	4.8
ACC3 Term Loan	110,000	8%	2.5%	1.0
Floating Rate Debt	557,819	40%	2.5%	3.5
Total	$ 1,407,819	100%	4.5%	4.4

Note: We capitalized interest and deferred financing cost amortization of $4.4 million during the three months ended March 31, 2017.
(1) Principal amounts exclude deferred financing costs.
(2) Principal amount excludes original issue discount of $1.6 million as of March 31, 2017.

Debt Principal Repayments as of March 31, 2017
($ in thousands)

Year	Fixed Rate (1)	Floating Rate (1)	Total (1)	% of Total	Rates
2017	—	7,500 (4)	7,500	0.5%	2.5%
2018	—	102,500 (4)	102,500	7.3%	2.5%
2019	—	—	—	—%	—%
2020	—	197,819 (5)	197,819	14.0%	2.5%
2021	600,000 (2)	—	600,000	42.6%	5.9%
2022	—	250,000 (6)	250,000	17.8%	2.5%
2023	250,000 (3)	—	250,000	17.8%	5.6%
Total	$ 850,000	$ 557,819	$ 1,407,819	100.0%	4.5%

(1) Principal amounts exclude deferred financing costs.
(2) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.
(3) The 5.625% Unsecured Notes due 2023 mature on June 15, 2023. Principal amount excludes original issue discount of $1.6 million as of March 31, 2017.
(4) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million began on April 1, 2016, increased to $2.5 million on April 1, 2017 and continue through maturity.
(5) The Unsecured Credit Facility matures on July 25, 2020 with a one-year extension option.
(6) The Unsecured Term Loan matures on January 21, 2022 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	3/31/17	12/31/16
Interest Coverage Ratio (not less than 2.0)	5.2	5.4
Total Debt to Gross Asset Value (not to exceed 60%)	36.3%	34.0%
Secured Debt to Total Assets (not to exceed 40%)	2.8%	3.0%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	206%	231%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of March 31, 2017
(in thousands except per share data)

Line of Credit			$ 197,819	
Mortgage Notes Payable			110,000	
Unsecured Term Loan			250,000	
Unsecured Notes			850,000	
Total Debt			1,407,819	23.3%
Common Shares	87%	77,836		
Operating Partnership ("OP") Units	13%	11,683		
Total Shares and Units	100%	89,519		
Common Share Price at March 31, 2017		$ 49.59		
Common Share and OP Unit Capitalization			$ 4,439,247	
Preferred Stock ($25 per share liquidation preference)			201,250	
Total Equity			4,640,497	76.7%
Total Market Capitalization			$ 6,048,316	100.0%

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q1 2017	Q1 2016
Weighted Average Amounts Outstanding for EPS Purposes:		
Common Shares - basic	76,670,425	66,992,995
Effect of dilutive securities	980,981	853,120
Common Shares - diluted	77,651,406	67,846,115
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:		
Common Shares - basic	76,670,425	66,992,995
OP Units - basic	12,425,238	15,035,445
Total Common Shares and OP Units	89,095,663	82,028,440
Effect of dilutive securities	1,215,848	1,065,826
Common Shares and Units - diluted	90,311,511	83,094,266
Period Ending Amounts Outstanding:		
Common Shares	77,836,170	
OP Units	11,682,368	
Total Common Shares and Units	89,518,538	

DUPONT FABROS TECHNOLOGY, INC.

2017 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q2 2017 per share	Expected 2017 per share
Net income per common share and common unit - diluted	$0.45 to $0.47	$1.75 to $1.87
Depreciation and amortization, net	0.31	1.25
NAREIT FFO per common share and common unit - diluted (1)	$0.76 to $0.78	$3.00 to $3.12
Severance and equity acceleration	—	0.01
Normalized FFO per common share and common unit - diluted (1)	$0.76 to $0.78	$3.01 to $3.13
Straight-line revenues, net of reserve	—	0.04
Amortization of lease contracts above and below market value	—	—
Compensation paid with Company common shares	0.03	0.10
Non-real estate depreciation and amortization	—	0.01
Amortization of deferred financing costs	0.01	0.04
Improvements to real estate	(0.02)	(0.05)
Capitalized leasing commissions	(0.01)	(0.05)

2017 Debt Assumptions

Weighted average debt outstanding	$1,518.0 million
Weighted average interest rate (one-month LIBOR avg. 1.12%, one-month CDOR avg. 0.92%)	4.94%
Total interest costs	$75.0 million
Amortization of deferred financing costs	4.9 million
Interest expense capitalized	(20.4) million
Deferred financing costs amortization capitalized	(1.3) million
Total interest expense after capitalization	$58.2 million

2017 Other Guidance Assumptions

Total revenues	$570 to $585 million
Base rent (included in total revenues)	$375 to $385 million
General and administrative expense	$26 to $27 million
Investments in real estate - development (2)	$725 to $775 million
Improvements to real estate excluding development	$5 million
Preferred stock dividends	$13 million
Annualized common stock dividend	$2.00 per share
Weighted average common shares and OP units - diluted	93.5 million
Acquisitions of income producing properties	No amounts budgeted

(1) For information regarding NAREIT FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.

(2) Represents cash spend expected in 2017 for ACC9 Phases I and II, ACC10 Phase I, CH3 Phases I and II, SC1 Phase III and TOR1 Phase 1A, which are currently in development and OR1 Phase I, which is a planned future development that requires board approval.